SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February , 2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Resources Ltd.
                                              (Registrant)

Date  February 23, 2004                        By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO


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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                       TEL: 604-685-9316 FAX: 604-683-1585
                         TSX VENTURE: HPM / OTCBB: HPMPF
                        WEB SITE: WWW.HILTONPETROLEUM.COM




NEWS RELEASE                                                   FEBRUARY 23, 2004


The  Directors  are  pleased  to  provide  this  update  of  ongoing   corporate
activities.

WORK PROGRAMS - EL NAYAR

Work crews have been mobilized to begin the detailed exploration work on the central or core areas included in the El Nayar silver-gold project, located in the historic Mezquites Mining District in the central SE part of the state of Nayarit, Mexico. The Company has the option to acquire 100 % of the El Nayar project area.

The Company has started an aggressive exploration program which includes channel sampling to verify previous exploration results, sampling of outcropping veins to determine geochemical signatures, and using these results as guides, driving access roads to both cut the veins in steep terrain and to provide sites for drill pads. The initial program is scheduled for 90 days: 30 days for the first sampling results; 30 days for further sampling of extensive areas of outcropping vein and stockwork system; and 30 days of building roads to cut through the alteration halos and vein/stockwork systems mapped out and sampled in the previous 60 days.

The sampling program will be followed with a focused drill program aimed at testing the mineralization sampled. The first two or three months will show the extent of high grade silver-gold values indicated in earlier historical reports and verified by independent sampling.

These initial exploration programs are directed towards assessing the potential for large tonnage, bulk minable oxidized silver and gold mineralization in the El Nayar Project. All environmental permitting has been applied for and additional open ground has been claimed within the original claim block.

The El Nayar group contains 6,835 hectares in a sequence of volcanic extrusive units hosting epithermal silver and gold mineralization. Very high grade silver and gold ores were mined in this area for the past three centuries. The
Company's objective is to explore lower grade halos around known mines and develop minable reserves suitable for conventional heap leaching operations.

NAME CHANGE

The Company has received acceptance from the Registrar of Corporations (Yukon) for the Company's proposed new name - Hilton Resources Ltd. The Company is now proceeding with appropriate filings with the TSX Venture Exchange for the name change.

                                                                          ..../2


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Hilton Petroleum Ltd.
February 23, 2004
Page 2

DEBENTURES

The Company has received acceptance from a majority of its debenture holders to convert their outstanding debentures into common shares and the Company is proceeding with the necessary follow-up filings with the regulatory authorities to implement this.

The Company's common shares are listed on the TSX Venture Exchange under the symbol "HPM" and, in the United States, on the OTC Bulletin Board as "HPMPF".

ON BEHALF OF THE BOARD


/S/ Nick DeMare
----------------------
Nick DeMare, President

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



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